March 21, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Jeffrey Riedler Assistant Director
RE:	Biodel Inc. Form 10-K for Fiscal Year ended September 30, 2009 Definitive Proxy Statement on Schedule 14A File No. 001-33451
Ladies and Gentlemen:
Biodel Inc. (the “Company” or “Biodel”) respectfully submits this letter in response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in the letter to Gerard Michel dated May 6, 2010 (the “Comment Letter”) with respect to (i) the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009 (the “2009 10-K”), and (ii) the Company’s Definitive Proxy Statement on Schedule 14A, filed on January 28, 2010 (the “2010 Proxy Statement”). For reference purposes, the text of the Comment Letter has been reproduced herein with the Company’s response below the comment.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 16
1.	We note your response to our prior comment 3. We understand that your incentive compensation awards are discretionary and that the Committee does not use a strict formula to determine the amount of such compensation you award to your Named Executive Officers. However, we also understand that you have established corporate and individual performance goals for these individuals and that you may consider any additional factors or circumstances when the
100 saw mill road• Danbury, CT • 06810
Phone: (203) 796-5000 • Fax: (203) 796-5002

Committee exercises its discretion in determining the size of cash and equity incentive compensation awards.

Please confirm that you will discuss all individual and corporate performance goals communicated to your Named Executive Officers, the level of achievement of those goals and all additional factors or circumstances considered by the Committee in determining the discretionary cash and equity incentive compensation it awarded to Named Executive Officers.

Response 1:

We confirm that in future filings the Company intends to discuss all individual and corporate performance goals communicated to our Named Executive Officers and, to the extent considered by the compensation committee, the level of achievement of those goals, as well as all additional factors or circumstances that are material in determining the discretionary and cash and equity incentive compensation awarded to Named Executive Officers, (unless doing so is not required pursuant to Item 4 of the Instructions to Item 402(b) of Regulation S-K).
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As requested in the Comment Letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
In addition, the Company acknowledges that the Division of Enforcement has access to all information we provide to the Staff in its review of our filing or in response to the Staff’s comments on our filing.
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If you should have any questions concerning the foregoing matters, please contact the undersigned at (203) 796-5000.
100 saw mill road• Danbury, CT • 06810
Phone: (203) 796-5000 • Fax: (203) 796-5002

Sincerely,

/s/ Gerard Michel
Gerard Michel
Chief Financial Officer, Vice President
Corporate Development and Treasurer
cc:	Errol B. De Souza, CEO, Biodel Inc. Paul S. Bavier, General Counsel, Biodel Inc. Stuart R. Nayman, Wilmer Cutler Pickering Hale and Dorr LLP
100 saw mill road• Danbury, CT • 06810
Phone: (203) 796-5000 • Fax: (203) 796-5002